UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INTERPORE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

46062W 10 7

(CUSIP Number)

Daniel P. Hann Senior Vice President and General Counsel Biomet, Inc. 56 East Bell Drive Warsaw, Indiana 46582 (574) 267-6639	Richard W. Porter, P.C. Robert M. Hayward Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46062W107	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Biomet, Inc. 35-1418342

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,417,421(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,421(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.58% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares of common stock (“Common Stock”) of Interpore International, Inc. (“Interpore”) subject to the Voting and Support Agreements dated March 7, 2004 (collectively, the “Voting Agreements”) between Biomet, Inc. (“Biomet”) and each of Daniel A. Funk, M.D., David C. Mercer, Joseph A. Mussey, Lewis Parker and Edwin C. Shors, Ph.D. (collectively, the “Stockholders”). 720,928 of the 1,417,421 shares of Common Stock are not currently issued and outstanding but only issuable upon the exercise of outstanding options held by the Stockholders which are either currently exercisable or exercisable within 60 days of March 7, 2004. Pursuant to the Voting Agreements, any shares of Common Stock issuable pursuant to such outstanding options are subject to Biomet’s rights under the Voting Agreements if and when issued. See Item 5.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value (the “Common Stock”), of Interpore International, Inc., a Delaware corporation (“Interpore”). The principal executive offices of Interpore are located at 181 Technology Drive, Irvine, California 92618.

Item 2.	Identity and Background.

The name of the corporation filing this statement is Biomet, Inc., an Indiana corporation (“Biomet”). The address for Biomet’s principal office is 56 East Bell Drive, Warsaw, Indiana 46582.

Biomet designs, manufactures and markets products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy, including reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, general surgical instruments, arthroscopy products, spinal implants, bone cements and accessories, bone substitute materials, craniomaxillofacial implants and dental reconstructive implants and associated instrumentation. Biomet currently distributes products in more than 100 countries.

Schedule A, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each director and executive officer of Biomet: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Neither Biomet, nor to Biomet’s knowledge, any person named in Schedule A attached hereto, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Biomet and each of Daniel A. Funk, M.D., David C. Mercer, Joseph A. Mussey, Lewis Parker and Edwin C. Shors, Ph.D. (collectively, the “Stockholders”) entered into the Voting and Support Agreements dated March 7, 2004 (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) in connection with the Agreement and Plan of Merger, dated as of March 7, 2004 (the “Merger Agreement”), by and among Biomet, Laker Acquisition Corp. I, a wholly-owned subsidiary of Biomet (“Merger Sub”), and Interpore. The Merger Agreement contemplates the merger of Merger Sub with and into Interpore (the “Merger”), whereby Interpore will be the surviving corporation and a wholly-owned subsidiary of Biomet. At the effective time of the Merger, each outstanding share of Common Stock will be converted into the right to receive $14.50 in cash, without interest. Also at the effective time of the Merger, each outstanding Interpore stock option held by a member of Interpore’s board of directors, each outstanding Interpore warrant, and the vested portion of each outstanding Interpore stock option held by a person other than a member of Interpore’s board of directors (a “Vested Portion”) will be converted into the right to receive a single cash payment equal to the product of (i) the number of shares subject to such option or warrant or, in the case of a Vested Portion, the number of shares issuable upon exercise of the vested portion of such option and (ii) the excess, if any, of $14.50 over the per share exercise price of such option or warrant; provided that, if the exercise price per share is equal to or greater than $14.50, such option or warrant shall be cancelled without any cash payment. The unvested portion of each outstanding Interpore stock option held by a person other than a member of Interpore’s board of directors will be converted, at the effective time of the Merger, into a right to acquire shares of the common stock of Biomet in

Page 3 of 11 Pages

accordance with the terms set forth in the Merger Agreement. The Merger is subject regulatory approval, Interpore stockholder approval and other customary closing conditions.

No shares of Common Stock have been purchased by Biomet pursuant to the Voting Agreements, and thus no funds were used for such purpose. Biomet will finance the Merger out of currently available cash and readily available short-term debt. However, no agreements or other arrangements with respect to short-term debt have been entered into by Biomet as of the date of this statement and there can be no assurance that Biomet will use short-term debt to finance the Merger. None of the persons listed on Schedule A will contribute any funds or other consideration towards financing of the Merger.

The descriptions of the Merger Agreement and the Voting Agreements contained herein are qualified in their entirety by reference to such agreements, the terms of which are incorporated herein by reference to Exhibits 1 and 2 hereto.

The information contained in Item 4 of this statement is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Stockholders agreed to enter into the Voting Agreements to induce Biomet to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Merger. The purpose of entering into the Voting Agreements was to facilitate the approval of the Merger and the Merger Agreement.

By executing the Voting Agreements, the Stockholders have agreed to vote all of the shares of Common Stock beneficially owned or acquired by them during the term of the Voting Agreements, including by means of exercise of Interpore stock options, (i) in favor of the Merger and the adoption of the Merger Agreement and other transactions contemplated by the Merger Agreement, and (ii) against (A) any Acquisition Proposal (as defined in the Merger Agreement) or any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantially all of Interpore’s assets, sale or issuance of securities of Interpore or any of its subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by Interpore or any of its subsidiaries and (B) any amendment of Interpore’s certificate of incorporation or bylaws or equivalent organizational documents or other proposal or transaction involving Interpore or any of its subsidiaries which amendment or other proposal or transaction would or would reasonably be expected to prevent, materially delay or result in a breach of any representation, warranty or covenant or any other obligation or agreement of Interpore under or with respect to the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or by the Voting Agreements. Pursuant to the Voting Agreements, each Stockholder granted to Biomet an irrevocable proxy and irrevocably appointed Biomet such Stockholder’s attorney and proxy to vote or, if applicable, to give consent with respect to, all of such Stockholder’s Common Stock subject to the Voting Agreements, with regard to any of the matters referred to in the immediately preceding sentence.

Pursuant to the Voting Agreements, each Stockholder has agreed not to transfer, sell, assign, exchange, pledge or otherwise dispose of (including by gift) or encumber any of the shares of Common Stock subject to the Voting Agreements, or to make any offer or agreement relating thereto, at any time prior to the termination of the Voting Agreements. Furthermore, each Stockholder has agreed not to, except as contemplated by the Voting Agreements, directly or indirectly, grant any proxies or powers of attorney with respect to the shares of Common Stock subject to the Voting Agreements, deposit the shares of Common Stock subject to the Voting Agreements into a voting trust or enter into a voting agreement or any other arrangement with respect to the shares of Common Stock subject to the Voting Agreements or commit or agree to take any of the foregoing actions.

Page 4 of 11 Pages

Each of the Voting Agreements terminates upon the earliest to occur of the following: the mutual consent of the parties thereto, the effective time of the Merger, the termination of the Merger Agreement or the amendment of the Merger Agreement providing for a reduction in the merger consideration.

Following the Merger, Biomet intends to cause the Common Stock to be removed from quotation on the NASDAQ National Market and to terminate the registration of Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. Pursuant to the terms of the Merger Agreement, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will, from and after the effective time of the Merger, be the directors and officers of Interpore until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

Except as set forth in this statement and other than pursuant to the Merger Agreement and the Voting Agreements, which are incorporated herein by reference in their entirety, neither Biomet nor, to Biomet’s knowledge, any person listed on Schedule A hereto, currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Interpore, or the disposition of securities of Interpore; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Interpore or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Interpore or any of its subsidiaries; (d) any change in the present board of directors or management of Interpore, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Interpore; (f) any other material change in Interpore’s business or corporate structure; (g) changes in Interpore’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Interpore by any person; (h) causing a class of securities of Interpore to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Interpore becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Biomet may determine at a future date to adopt plans or intentions different from those set forth herein, to the extent permitted by the Merger Agreement.

The information contained in Item 3 of this statement is incorporated herein by reference. The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, the terms of which are incorporated herein by reference to Exhibits 1 and 2 hereto.

Item 5.	Interest in Securities of the Issuer.

As a result of the Voting Agreements, Biomet may be deemed to be the beneficial owner of 1,417,421 shares of Common Stock, over which it shares voting power with the Stockholders. 720,928 of the 1,417,421 shares of Common Stock are not currently issued and outstanding but only issuable upon the exercise of outstanding options held by the Stockholders which are either currently exercisable or exercisable within 60 days of March 7, 2004. The beneficially owned shares of Common Stock represent approximately 7.58% of the issued and outstanding shares of Common Stock based upon the 17,986,712 shares of Common Stock outstanding on March 7, 2004 (as represented by Interpore in the Merger Agreement) and the 720,928 shares of Common Stock subject to options held by the Stockholders which are currently exercisable or exercisable within 60 days of March 7, 2004. Biomet has neither sole nor shared dispositive power over the shares of Common Stock subject to the Voting Agreements. Beneficial ownership of the Common Stock is being reported hereunder solely because Biomet may be deemed to have beneficial ownership of such shares of Common Stock as a result of Biomet’s right under the Voting Agreements to direct the voting of shares and to vote such shares in accordance with irrevocable proxies. However, Biomet does not control the voting of such shares with respect to other matters and does not

Page 5 of 11 Pages

possess any other rights as an Interpore stockholder with respect to such shares. Biomet disclaims any beneficial ownership of such shares of Common Stock, and nothing herein shall be deemed to be an admission by Biomet as to the beneficial ownership of such shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose. The information contained in Item 4 of this statement is incorporated herein by reference.

Schedule B, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each Stockholder: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of Biomet, none of the Stockholders has, during the past five years, been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Except as set forth in this statement, neither Biomet, nor to Biomet’s knowledge, any person named in Schedule A (i) beneficially owns any shares of Common Stock or (ii) has effected any transaction in Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Interpore, other than the following:

(a)	The Merger Agreement, under which, among other things, Merger Sub will merge with and into Interpore, as a result of which Interpore will become a wholly-owned subsidiary of Biomet. The information contained in Items 3 and 4 is incorporated herein by reference.

(b)	The Voting Agreements. The information contained in Items 3 and 4 is incorporated herein by reference.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, the terms of which are incorporated herein by reference to Exhibits 1 and 2 hereto.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Title

Exhibit 1	Agreement and Plan of Merger, dated as of March 7, 2004, by and among Biomet, Inc., Laker Acquisition Corp. I and Interpore International, Inc.

Exhibit 2	Form of Voting and Support Agreement, dated as of March 7, 2004, by and between Biomet, Inc. and certain stockholders of Interpore International, Inc.

Page 6 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2004

BIOMET, INC.

/s/ Daniel P. Hann

By:	Daniel P. Hann
Its:	Senior Vice President, General Counsel and Secretary

Page 7 of 11 pages

SCHEDULE A

Directors and Executive Officers of Biomet, Inc.

The following is a list of the directors and executive officers of Biomet, Inc., setting forth the name and present principal occupation or employment for each such person. Each person’s business address is c/o Biomet, Inc., 56 East Bell Drive, Warsaw, Indiana 46582. All of the directors and executive officers listed below are citizens of the United States.

Name	Position	Present Principal Occupation
Bart J. Doedens	Executive Officer	Vice President, Biomet, Inc.

Garry L. England	Executive Officer	Senior Vice President, Biomet, Inc.

Jerry L. Ferguson	Director	Vice Chairman of the Board, Biomet, Inc.

James W. Haller	Executive Officer	Controller, Biomet, Inc.

Daniel P. Hann	Director/ Executive Officer	Senior Vice President, General Counsel and Secretary, Biomet, Inc.

C. Scott Harrison, M.D.	Director	President and Chief Executive Officer, CURE International Orthopedic Surgeon

M. Ray Harroff	Director	President, Stonehenge Links Village Development

Gregory D. Hartman	Executive Officer	Senior Vice President, Treasurer and Chief Financial Officer, Biomet, Inc.

Thomas F. Kearns, Jr.	Director	Retired Partner, Bear, Stearns & Co., Inc.

Dane A. Miller, Ph.D.	Director/Executive Officer	President and Chief Executive Officer, Biomet, Inc.

Jerry L. Miller	Director	President, Havirco, Inc.

Kenneth V. Miller	Director	Vice President, Havirco, Inc.

Charles E. Niemier	Director	Senior Vice President, Biomet, Inc.

Niles Noblitt	Director/Executive Officer	Chairman of the Board, Biomet, Inc.

James R. Pastena	Executive Officer	Vice President, Biomet, Inc.

Page 8 of 11 pages

Joel P. Pratt	Executive Officer	Senior Vice President, Biomet, Inc.

Marilyn Tucker Quayle	Director	President and Chief Executive Officer, BTC, Inc.

L. Gene Tanner	Director	Vice Chairman of the Board, NatCity Investments, Inc.

Page 9 of 11 pages

SCHEDULE B

Parties to Voting Agreements with Biomet, Inc.

The following is a list of the parties to the Voting Agreements with Biomet, Inc., setting forth the name and present principal occupation or employment for each such person and the aggregate number of shares beneficially owned by each such person. Unless otherwise indicated, the business address of each such person is c/o Interpore International, Inc., 181 Technology Drive, Irvine, California 92618. All of the persons listed below are citizens of the United States.

Name	Position	Present Principal Occupation	Shares Beneficially Owned
Daniel A. Funk, M.D.(1)	Director	Orthopedic Surgeon	251,551

David C. Mercer	Director/ Executive Officer	Chairman of the Board and Chief Executive Officer, Interpore International, Inc.	386,444

Joseph A. Mussey	Executive Officer	President and Chief Operating Officer, Interpore International, Inc.	313,050

Lewis Parker(2)	Director	Consultant, Lochinvar LLC	140,876

Edwin C. Shors, Ph.D.	Executive Officer	Vice President, Research and New Technology, Interpore International, Inc.	325,500

(1)	2123 Auburn Avenue, Suite 322
Cincinnati, OH 45219

(2)	38906 Mount Gilead Road
Leesburg, VA 22075

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Title

Exhibit 1	Agreement and Plan of Merger, dated as of March 7, 2004, by and among Biomet, Inc., Laker Acquisition Corp. I and Interpore International, Inc.

Exhibit 2	Form of Voting and Support Agreement, dated as of March 7, 2004, by and between Biomet, Inc. and certain stockholders of Interpore International, Inc.

Page 11 of 11 Pages